July 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Tyco International plc
Registration Statement on Form S-4
Filed April 5, 2016
File No. 333-210588

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tyco International plc (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective at 11:00 a.m., Eastern Time, on Wednesday, July 6, 2016 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elizabeth Cooper (212-455-3407) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request.  In addition, please notify Ms. Cooper by telephone when this request for acceleration has been granted.

TYCO INTERNATIONAL PLC

By:	/s/ Judith A. Reinsdorf
Name:	Judith A. Reinsdorf
Title:	Executive Vice President and General Counsel

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